UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                        Commission File Number 000-50532


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING



      (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
                   [ ] Form N-SAR [ ] Form N-CSR


                   For the Period Ended: September 30, 2007


                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR


                   For the Transition Period Ended: Not Applicable


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: Solomon Technologies, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
                                                          1224 Mill St., Bldg. B

City, State and Zip Code: East Berlin, Connecticut 06023

                                     PART II
                            RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)



           | (a) The reasons described in reasonable detail in Part III of
           |     this form could not be eliminated without unreasonable effort
           |     or expense;
           |
           | (b) The subject annual report, semi-annual report, transition
           |     report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
           |     N-CSR, or portion thereof, will be filed on or before the
           |     fifteenth calendar day following the prescribed due date; or
           |     the subject quarterly report or transition
      [X]  |     report on Form 10-Q or subject distribution report on Form
           |     10-D, or portion thereof, will be filed on or before the fifth
           |     calendar day following the prescribed due date; and
           |
           | (c) The accountant's statement or other exhibit required by
           |     Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant requires additional time to files its quarterly report on Form 10-QSB for the quarter ending September 30, 2007 because its auditors have not completed their review of its financial statements for the quarter ended September 30, 2007. As a result, the registrant is delayed in filing its Form 10-QSB for the quarter ended September 30, 2007.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Gary G. Brandt (860) 828-2060.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No



Solomon Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Dated: November 15, 2007                  By:  /s/ Gary G. Brandt
                                               --------------------------------
                                               Gary G. Brandt
                                               Chief Executive Officer